SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] No. 35.300.368.941

(“Company”)

Extract of the Minutes of the Meeting of the Board of Directors

held on August 26 and 27, 2024, drawn up in summary form

1.        Date, Time and Venue. Starting on August 26, 2024, at 11:00 a.m., and ending on August 27, 2024, at 17:30 p.m., in the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 4th floor, São Paulo/SP, Brazil.

2.        Call and Attendance. Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Mr. Michel Dimitrios Doukeris, chairman, and Messrs. Victorio Carlos De Marchi, Lia Machado de Matos, Milton Seligman, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Carlos Eduardo Klutzenschell Lisboa, Fabio Colletti Barbosa, Claudia Quintella Woods, Marcos de Barros Lisboa and Luciana Pires Dias.

3.        Board. Chairman: Michel Dimitrios Doukeris; Secretary: Letícia Rudge Barbosa Kina.

4.        Resolutions. After the board members asked all questions deemed necessary and were provided with the appropriate clarifications, the board members in attendance, with abstention of Mr. Carlos Eduardo Klutzenschell Lisboa in the election of the Chief Executive Officer, resolved unanimously and without any objections:

4.1.                   Change in the Board of Executive Officers. According to article 21, item “d”, of the Company’s bylaws, to approve, effective January 1st, 2025, the election of Mr. Carlos Eduardo Klutzenschell Lisboa, Brazilian citizen, administrator, bearer of the identity card RG No. 54.929.337-1 (SSP-SP) and enrolled with the Individual Taxpayers’ Registry under No. 694.514.864-53, with office in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 3rd floor, as Chief Executive Officer, with a term of office until December 31, 2027, replacing Mr. Jean Jereissati Neto.

4.1.1.	Mr. Carlos Eduardo Klutzenschell Lisboa will take office as Chief Executive Officer of the Company on January 1st, 2025, upon the execution of the instrument of investiture in the proper book, at which time he will execute a statement confirming that there is no impediment to his election to the Company’s Board of Executive Officers.

4.2.                   Resignation - Board of Directors. Is hereby recorded the resignation of Mr. Carlos Eduardo Klutzenschell Lisboa, effective January 1st, 2025, as the effective member of the Board of Director, being noted that his replacement shall be subject to further decision by the Board, according to article 20 of the Company’s bylaws.

5.        Closure. With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, August 27, 2024.

/s/ Michel Dimitrios Doukeris	/s/ Victorio Carlos De Marchi
/s/ Lia Machado de Matos /s/ Nelson José Jamel /s/ Carlos Eduardo Klutzenschell Lisboa /s/ Claudia Quintella Woods /s/ Luciana Pires Dias	/s/ Milton Seligman /s/ Fernando Mommensohn Tennenbaum /s/ Fabio Colletti Barbosa /s/ Marcos de Barros Lisboa /s/ Letícia Rudge Barbosa Kina Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer